SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 4, 2024

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement of LM Ericsson Telephone Company, April 3, 2024 regarding “Ericsson’s Annual General Meeting 2024”.

PRESS RELEASE April 3, 2024

Ericsson’s Annual General Meeting 2024

Telefonaktiebolaget LM Ericsson’s (NASDAQ:ERIC) Annual General Meeting (AGM) was held today on April 3, 2024 in Kista, Stockholm. Shareholders were also able to exercise their voting rights by post before the meeting.

Adoption of the Income Statements and the Balance Sheets

The AGM resolved to adopt the Income Statement and the Balance Sheet for the Parent company as well as the Consolidated Income Statement and the Consolidated Balance Sheet for the Group for 2023.

Dividend

The proposed dividend of SEK 2.70 per share was approved by the AGM. The dividend will be paid in two equal installments: SEK 1.35 per share with the record date Friday, April 5, 2024, and SEK 1.35 per share with the record date Wednesday, October 2, 2024. Euroclear Sweden AB is expected to disburse SEK 1.35 per share on Wednesday, April 10, 2024, and SEK 1.35 per share on Monday, October 7, 2024.

Remuneration report

The AGM resolved to adopt the Board of Directors’ remuneration report for 2023.

Discharge from liability

The members of the Board and the President were discharged from liability for the financial year 2023.

Board of Directors

The AGM elected Board members in accordance with the proposal of the Nomination Committee. Jan Carlson was re-elected as Chair of the Board and Jon Fredrik Baksaas, Carolina Dybeck Happe, Börje Ekholm, Eric A. Elzvik, Kristin S. Rinne, Jonas Synnergren, Jacob Wallenberg and Christy Wyatt were re-elected as Board members. Karl Åberg was elected new Board member. Helena Stjernholm, who did not stand for re-election, left the Board of Directors in connection with the AGM. It was also noted that the unions have appointed Ulf Rosberg, Annika Salomonsson and Kjell-Åke Soting as employee representatives on the Board of Directors with Frans Frejdestedt, Loredana Roslund and Stefan Wänstedt as deputies.

1 (4)

PRESS RELEASE April 3, 2024

Board of Directors’ Fees

The AGM resolved on fees to the Board of Directors, in accordance with the Nomination Committee’s proposal. A yearly fee of SEK 4,640,000 to the Chair of the Board, and fees of SEK 1,175,000 to each of the other non-employee members of the Board, elected by the AGM, were approved. Fees for Committee work to non-employee members of the Committees, elected by the AGM, were approved as follows: SEK 540,000 to the Chair of the Audit and Compliance Committee and SEK 310,000 to each of the other members of the Audit and Compliance Committee, SEK 230,000 to the Chair of the Enterprise Business and Technology Committee and SEK 200,000 to each of the other members of the Enterprise Business and Technology Committee, SEK 220,000 to each of the Chairs of the Finance Committee and the Remuneration Committee, and SEK 195,000 to each of the other members of the Finance Committee and the Remuneration Committee.

The AGM approved the Nomination Committee’s proposal that part of the fees to the members of the Board, in respect of their Board assignment (excluding fees for Committee work), may be paid in the form of synthetic shares.

Auditor

The AGM re-elected Deloitte AB as auditor for the period up until the end of the AGM 2025 and approved the Nomination Committee´s proposal for the auditor fees.

Long-Term Variable Compensation Programs

Long-Term Variable Compensation Program 2024 (LTV 2024)

In accordance with the Board of Directors’ proposal, the AGM resolved on implementation of LTV 2024 for the Executive Team, including the President and CEO, and for employees classified as Executives (currently approximately 215 employees) comprising a maximum of 10.4 million B-shares in Ericsson. “Performance Share Awards” will be granted free of charge entitling the participant to receive a number of shares at no consideration, following the expiration of a three-year vesting period, provided that certain performance conditions are met and that the participant retains his or her employment. The 10.4 million B-shares covered by LTV 2024 correspond to approximately 0.31 percent of the total number of registered shares of the company.

Furthermore, the AGM resolved that the company’s financial exposure under LTV 2024 be hedged through an equity swap agreement with a third party.

Transfer of treasury stock to employees and on an exchange, directed share issue and acquisition offer for the previously resolved LTV program I 2023 (LTV I 2023)

The AGM resolved to approve the Board of Directors’ proposal on:

•	directed issue of 4.1 million C-shares to Investor AB, or subsidiaries of Investor AB, at a subscription price corresponding to the quota value of the share (approximately SEK 5);

2 (4)

PRESS RELEASE April 3, 2024

•

authorization for the Board of Directors to, prior to the AGM 2025, resolve on an acquisition offer regarding the 4.1 million C-shares at a price per share corresponding to the quota value of the share (approximately SEK 5); following the acquisition, the C-shares will, in accordance with the articles of association, be converted into B-shares, which thereafter can be transferred to employees and on an exchange;

•

transfer of no more than 3.4 million B-shares, free of consideration, to employees covered by the terms of LTV I 2023, with an authorization for the Board of Directors to decide to, in conjunction with the delivery of vested shares under LTV I 2023, prior to the AGM in 2025, retain and sell no more than 60% of the vested B-shares on Nasdaq Stockholm, at a price within the, at each time, prevailing price interval for the share, in order to cover for the costs for withholding and paying tax and social security liabilities on behalf of the participants in relation to the Performance Share Awards for remittance to revenue authorities; and

•

transfer of no more than 700,000 B-shares on Nasdaq Stockholm, prior to the AGM 2025, at a price within the, at each time, prevailing price interval for the share, to cover certain expenses, mainly social security payments.

Transfer of treasury stock on an exchange for previously resolved LTV programs 2021, 2022 and II 2023

The AGM resolved to approve the Board of Directors’ proposals on:

•

transfer of no more than 2 million B-shares on Nasdaq Stockholm, prior to the AGM 2025, at a price within the, at each time, prevailing price interval for the share, to cover certain expenses, mainly social security charges, which may occur in relation to the previously resolved and ongoing LTV programs LTV 2021, LTV 2022 and LTV II 2023; and

•

authorization for the Board of Directors to decide to, in conjunction with the delivery of vested shares under LTV 2021, LTV 2022 and LTV II 2023, prior to the AGM 2025, retain and sell no more than 60% of the vested B-shares on Nasdaq Stockholm, at a price within the, at each time, prevailing price interval for the share, in order to cover for the costs for withholding and paying tax and social security liabilities on behalf of the participants in relation to the Performance Share Awards for remittance to revenue authorities.

Shares and votes

There are in total 3,344,151,735 shares in the company; 261,755,983 A-shares and 3,082,395,752 B-shares, corresponding to in total 569,995,558.2 votes. The company’s holding of treasury stock as of April 3, 2024, amounts to 12,184,543 B-shares, corresponding to 1,218,454.3 votes.

3 (4)

PRESS RELEASE April 3, 2024

NOTES TO EDITORS:

FOLLOW US:

Subscribe to Ericsson press releases here

Subscribe to Ericsson blog posts here

https://twitter.com/ericsson

https://www.facebook.com/ericsson

https://www.linkedin.com/company/ericsson

FOR FURTHER INFORMATION, PLEASE CONTACT:

Contact persons

Lena Häggblom, Investor Relations

Phone: +46 725 93 27 78

E-mail: lena.haggblom@ericsson.com

Media

Ralf Bagner, Head of Media Relations

Telefon: +46 761 28 47 89

E-post: ralf.bagner@ericsson.com

Media relations

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

ABOUT ERICSSON:

Ericsson enables communications service providers and enterprises to capture the full value of connectivity. The company’s portfolio spans the following business areas: Networks, Cloud Software and Services, Enterprise Wireless Solutions, Global Communications Platform, and Technologies and New Businesses. It is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s innovation investments have delivered the benefits of mobility and mobile broadband to billions of people globally. Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com

4 (4)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ STELLA MEDLICOTT
Stella Medlicott
Senior Vice President,
Chief Marketing and Communications Officer

By:	/s/ LARS SANDSTRÖM
Lars A Sandström
Senior Vice President, Chief Financial Officer

Date: April 4, 2024